Exhibit 99.7

CONSENT OF G. PETER MAH

I, G. Peter Mah, P.Eng., Chief Operating Officer of Luna Gold Corp., hereby consent, for and on behalf of Luna Gold Corp.,to the references to, and the use of any information derived from, the technical reports titled “NI 43-101 Technical Report, Mineraçăo Aurizona S.A., Aurizona Mine” dated January 23, 2012 and the reserves portion of the “NI 43-101 Technical Report, Aurizona Resource and Reserve Update, Brazil” dated April 29, 2013, but having an effective date of January 29, 2013 (the “Reports”) in the annual report on Form 40-F of Sandstorm Gold, Ltd. for the fiscal year ended December 31, 2013 and any amendments thereto (the “Annual Report”) being filed with United States Securities and Exchange Commission, which Annual Report incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2013 which refers to information contained in the Reports.

I also consent to the use of my name, including as an expert or “qualified person,” in connection with the Annual Report.

Date: March 10, 2014

/s/ G. Peter Mah
Name: G. Peter Mah, P. Eng.
Title: Chief Operating Officer